Exhibit 99.1

Bragg Gaming Goes Live with Proprietary and Exclusive Content on Blaze in Brazil

Major Launch with Leading Brazilian Operator Drives High-Margin Revenue and Profitability

Toronto, December 16, 2025 – Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) (“Bragg” or the “Company”), a global iGaming content and technology supplier is proud to announce it has successfully gone live with its proprietary and exclusive content on the Blaze platform in Brazil.

The launch includes all Bragg certified content in Brazil, comprising approximately 80 games, featuring regional favorites such as Electric Jungle and Mighty Mountain.

This launch is another step towards achieving Bragg’s 2025 goal of increasing revenue generated through the provision of high-margin exclusive online casino content.

By securing distribution with Blaze, a leading iGaming operator in Brazil, Bragg is executing the strategy to globally grow proprietary and exclusive content revenue through expansion of content and both existing and new content partnerships.

In addition to the revenue benefits, the partnership grows Bragg’s already stellar operations in the Brazilian regulated iGaming market, a market in which Bragg has seen significant growth since launching earlier this year.

Sara Mosallaee, Regional Director LATAM at Bragg Gaming Group, commented: “The sheer scale of this launch, featuring our entire certified library of around 80 games, ensures we are maximizing our reach in this critical market.

Going live with Blaze directly supports our profitability goals and allows us to diversify our revenue stream through increasing the proportion generated via our proprietary and exclusive content.”

Jorge Domingos, Head of Igaming Integration from Blaze, stated: "The launch of Bragg’s full suite of content is highly anticipated by our customers. We are confident their exclusive titles, including local favorites, will perform exceptionally well, adding significant value to our casino offering in Brazil."

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is an iGaming content and platform technology solutions provider serving online and land-based gaming operators with its proprietary and exclusive content, and cutting-edge player account management (“PAM”) technology. Bragg Studios offer high-performing and passionately crafted casino game titles using the latest in data-driven insights from in-house brands including Wild Streak Gaming, Atomic Slot Lab and Indigo Magic. Its proprietary content portfolio is complemented by a selection of exclusive titles from carefully selected studio partners under the Powered By Bragg program. Games built on Bragg’s remote games server (“RGS”) technology are distributed via the Bragg HUB content delivery platform and are available exclusively to Bragg customers. Bragg’s powerful, modular PAM technology powers multiple leading iCasino and sportsbook brands and is supported by expert in-house managed, operational, and marketing services. Content delivered via the Bragg HUB either exclusively or from the Bragg aggregated games portfolio is managed from a single back-office which is supported by a cutting-edge data platform, and Bragg’s award-winning Fuze™ player engagement toolset. Bragg is licensed, certified, or otherwise approved and operational in over 30 regulated iCasino markets globally, including in the U.S., Canada, LatAm and Europe.

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For investor enquiries, please contact:

Stephen Kilmer

+1 (646)-274-3580

stephen.kilmer@bragg.group

For media enquiries or interview requests, please contact:

Robert Simmons, Head of Communications at Bragg Gaming Group
press@bragg.group

Responsible Gaming Notice (Brazil):

In Brazil, access to Bragg’s games is restricted to players aged 18 or over. Acesso restrito a maiores de 18 anos. Jogue com responsabilidade.